SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Announcement  |  Lisbon  |  3 July 2014

Material fact disclosed by Oi

As per the request of CMVM, Portugal Telecom, SGPS S.A. (“PT”) hereby informs on the material fact disclosed by Oi, S.A. (“Oi”), as detailed in the company’s document attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Financial Investments - Portugal Telecom

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to art. 157, § 4 of Law No. 6.404/76 (“Corporations Law”) and CVM Instruction No. 358/02, informs its shareholders and the general market that it has become aware of an announcement (http://www.telecom.pt/InternetResource/PTSite/ PT/Canais/Investidores/Pressrel/Noticias/2014/COM30JUN2014.htm) issued by Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), in relation to the financial investments of Portugal Telecom in commercial paper of Rio Forte Investments S.A. (“Rioforte”), a member of the Portuguese Espírito Santo group (“GES”), as well as newspaper articles published about the matter.

According to this announcement:

“PT subscribed, through its former subsidiaries PT International Finance BV and PT Portugal SGPS, a total of Euro 897 million in commercial paper of Rioforte with an average annual remuneration of 3.6%. All treasury applications in commercial paper of Rioforte will mature on 15 and 17 July 2014 (Euro 847 million and Euro 50 million, respectively). Treasury operations are carried out in the context of analysis of various short-term investment options available in the market and taking into account the attractiveness of the remuneration offered and are monitored and approved by the Executive Committee. (...)

As at this date the total sum of investments in commercial paper of GES amounted to Euro 897 million, related to the investment in the commercial paper Rioforte. Since 28 April 2014 no applications and/or renewals of such investments were made.

Additionally, as at this date, PT International Finance BV and Portugal Telecom, SGPS, S.A. maintain bank deposits with BES totaling Euro 22 million and Portugal Telecom, SGPS, S.A. maintains bank deposits of Euro 106 million. The figures above represent the total exposure to GES / BES.”

Oi was not informed, nor did it participate in the decisions that led to the implementation of this financial investment, which was made prior to the acquisition of Oi’s shares by Portugal Telecom in Oi’s recently completed capital increase.

Oi has requested additional clarification from Portugal Telecom, and will analyze the information it receives, take any actions necessary to protect its interests and keep its shareholders and the market informed about developments regarding this matter.

Rio de Janeiro, July 2, 2014.

OI S.A.

Bayard De Paoli Gontijo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.